NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING

You are receiving this notification because ElectraMeccanica Vehicles Corp. (the “Company” or “ElectraMeccanica”) has decided to use the notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting to be held on Monday, August 16, 2021 (the “Meeting”). Under Notice and Access mailing, instead of receiving paper copies of the Company’s Notice of Annual General Meeting and Information Circular (the “Information Circular”) shareholders (each, a “Shareholder”) are receiving this Notice and Access Notification (the “notification”) with information on how to access the Proxy Materials electronically. Together with this notification, Shareholders will receive a proxy or a voting instruction form (together the “notice package”), as applicable, allowing Shareholders to vote by proxy, so their votes will be counted in the resolution votes at the Meeting. The notice package and the Information Circular together comprise the meeting proxy materials (the “Proxy Materials”). This Notice and Access alternative means of delivery is an environmentally responsible and cost-effective way to deliver the Proxy Materials to the Company’s Shareholders.

MEETING DATE AND LOCATION

WHEN:	6:00 p.m. on August 16, 2021	WHERE:	By Virtual Meeting online at: https://web.lumiagm.com/447250354 and using case-sensitive password: solo2021

SHAREHOLDERS WILL BE ASKED TO CONSIDER THE FOLLOWING MATTERS:

•PRESENTATION OF FINANCIAL STATEMENTS: To receive and consider the financial statements of the Company for the financial year ended December 31, 2020, the auditor’s report thereon and the related management discussion and analysis.  See the section entitled Voting Securities and Principal Holders of Voting Securities in the Information Circular.

SHAREHOLDERS WILL BE ASKED TO VOTE ON THE FOLLOWING RESOLUTIONS:

•ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year.  See the section entitled Election of Directors in the Information Circular.

•APPOINTMENT OF AUDITOR: To appoint the auditor of the Company for the ensuing year and to authorize the Company’s Board of Directors to fix the auditor’s remuneration.  See the section entitled Appointment of Auditor in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE PROXY MATERIALS, IN PARTICULAR THE INFORMATION CIRCULAR, PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

The Proxy Materials can be viewed online under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at https://investors.electrameccanica.com/annual-meeting.

HOW TO OBTAIN A PAPER COPY OF THE INFORMATION CIRCULAR

Any Shareholder may request a paper copy of the Information Circular, be mailed to them at no cost by request submitted to the Company, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, tel: (604) 428-7656 or toll free: 1-818-856-8710. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote prior to 6 p.m. (Pacific Time) on Saturday, August 14, 2021, a Shareholder requesting a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than Friday, July 29, 2021.  Under Notice-and-Access provisions, Proxy Materials must be available for viewing online for up to 1 year following the shareholder meeting, and a paper copy of the Information Circular can be requested at any time during this period.  To obtain a paper copy of the Information Circular, after the Meeting date, please contact the Company as set out above.

Stratification used: NO

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and via telephone.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	Follow the instructions on the Voting Instruction Form received from Broadridge	www.vstocktransfer.com/proxy
Phone or Fax:	Call or fax to the number(s) listed on your Voting Instruction Form and vote using the control number provided on your Voting Instruction Form	Fax: 1-646-536-3179
Mail:	Return the Voting Instruction Form as instructed by Broadridge on your Voting Instruction Form.	18 Lafayette Place Woodmere, New York, 11598 U.S.A.
At the AGM:

(i)(A) Canadian Beneficial Shareholders who appoint themselves or a third party as a proxyholder MUST register with VStock by sending an email to VStock at vote@vstocktransfer.com after submitting their voting instruction form and provide VStock with the name and email address of the appointed proxyholder in order to receive a Control Number which will be the Username; or

(B) United States Beneficial Shareholders must first obtain a valid legal proxy from your broker, bank or other agent and then register with VStock by submitting a copy of your legal proxy to VStock by email to VStock at vote@vstocktransfer.com with the name and email address of the appointed proxyholder in order to receive a Control number which will be the Username; and

(ii)Enter the control number provided by VStock as the Username at: https://web.lumiagm.com/447250354 password:  solo2021

Enter the control number provided by VStock on your Proxy form as the Username at https://web.lumiagm.com/447250354 password: solo2021

BOARD RECOMMENDATION

The Board of Directors of Electrameccanica unanimously recommends that Shareholders VOTE FOR each of the proposed resolutions.

NOTE OF CAUTION CONCERNING COVID-19 PANDEMIC

ELECTRAMECCANICA will hold the Meeting virtually via the internet using the Lumi platform. Due to the current COVID-19 Pandemic (“COVID-19”), we ask Shareholders to vote their Common Shares by Proxy ahead of the Proxy Deadline of 6 P.M. (PACIFIC TIME) ON SATURDAY, AUGUST 14, 2021. Attendance at the Meeting will be via the internet rather than personal attendance. The Company will announce any changes to the Meeting format by way of news release to be filed under the Company’s profile on SEDAR as well as on our

Company website at www.electrameccanica.com prior to the Meeting. In the event of any changes to the Meeting format due to COVID-19, the Company will not prepare or mail amended Proxy Materials.